Exhibit 99.1

June 10, 2025

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

U.S.A.

Ladies and Gentlemen,

We were former auditors of Phoenix Asia Holdings Limited (“the Company”) and, we reported as the Company’s auditor on the combined financial statements of the Company as of and for the years ended March 31, 2024 and 2023 on October 25, 2024.

On May 29, 2025, we ceased as the Company’s auditors.

We have read the statements concerning our firm contained in Form 6-K of Phoenix Asia Holdings Limited dated and filed with the Securities and Exchange Commission on June 10, 2025, and are in agreement with the statements concerning our firm contained in the first, second, third and fourth paragraphs. We have no basis to agree or disagree with other statements contained therein.

Very truly yours

/s/ARK Pro CPA & Co

ARK Pro CPA & Co

Hong Kong, China

June 10, 2025